BluePhoenix Completes Global IT Assessment for ALECTA,
the Largest Pension Provider in the Nordic Region

Alecta Uses IT Discovery for Rapid Assessment of MVS Software Components

COPENHAGEN, Denmark and HERZLIA, Israel - April 19, 2004 - BluePhoenix Solutions (NASDAQ: BPHX), the leader in Enterprise IT Modernization, announced the formal completion of its latest Global IT Assessment project with Alecta, the largest occupational pension company in the Nordic region. The fast-track project examined the MVS mainframe environment at Alecta using the BluePhoenixTM IT Discovery solution.

"As part of its long-term IT modernization strategy, Alecta needed a complete assessment of every MVS asset on their system," said Eliezer Harkavi, vice president Offshore Services and Delivery. "Our IT Discovery tool, combined with the related implementation services, provided a good solution for the examination of the enterprise and the rapid generation of reports that detailed every program and line of code in the system."

The solution is based on BluePhoenix proprietary IT Discovery tool that enables automation of large portions of the global assessment process, reducing the project's duration, freeze time, and its overall cost. The project covered a great number of lines of code and was done on COBOL and PL1, the dominant language in the Alecta system. The result was more than 80 reports listing all software components, describing the relationships between shared components, and performing custom analysis designed exclusively for the Alecta environment.

"With more than 27,000 customer companies using Alecta services, it is critical for us to keep our efficiencies high and our operating costs among the lowest in Europe," said Ann Tapper, CIO at Alecta. "This global assessment and IT modernization project gives us better visibility and more control over the entire IT infrastructure."

With 800 employees and more than SEK 300 billion under management, Alecta is the largest provider of occupational pensions (ITP) in the Nordic region. BluePhoenix is the industry leader in developing unique solutions that accelerate the process of modernizing and converting large enterprise-wide IT systems from legacy software to cutting-edge technology environments. Integration services were provided by the Arete Group of Stockholm.

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About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets. For more information, visit www.bphx.com

About Alecta

Alecta was founded in the spring of 2001, but the organization dates back to 1917 and the establishment of Sveriges Privatanställdas Pensionskassa (Sweden's private employees' pension organization). In 2001, the firm sold the SPP brand along with two subsidiaries, and established Alecta focused exclusively on occupational pensions. Today, the firm manages pension programs for more than 27,000 private companies making it the largest provider in the Nordic region.

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Company Contact

Tamar Belkin

Director of Marketing

BluePhoenix Solutions

919.319.2270

tbelkin@bphx.com